UNITED  STATES
                   SECURITIES  AND  EXCHANGE  COMMISSION
                         WASHINGTON,  D.C.  20549


                                FORM  10-SB

           GENERAL  FORM  FOR  REGISTRATION  OF  SECURITIES  OF
                       SMALL  BUSINESS  ISSUERS

Under  Section  12(b)  or  (g)  of  The  Securities  Exchange  Act  of  1934


                       DERMALAY  INDUSTRIES,  INC.
            (Name  of  Small  Business  Issuer  in  its  charter)

     Nevada                                                65-0790369
(State  or other jurisdiction of                       (I.R.S. Employer
incorporation  or  organization)                        Identification
                                                            Number)


  4100  Easton  Drive,  Suite  11,  Bakersfield,            California  93309
  (Address  of  principal  executive  offices)                    (zip  code)

               Issuer's  telephone  number:  (661)  321-9898

          Securities  to  be  registered  under  Section  12(g)  of  the  Act:


Title  of  each  class               Name  of  each  exchange  on  which  each
                                     class  is  to  be  registered
----------------------               -------------------------------------------
Common                               OTC  Bulletin  Board


     Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act.
                          Common Stock, $.001 par value

                              INTRODUCTORY STATEMENT

     Dermalay Industries, Inc. (the "Company" or "Dermalay") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

     This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in Item 2, Section E, Page 9 "Risk Factors," including among others, regulatory or economic influences.

ITEM  1.     DESCRIPTION  OF  BUSINESS

A.   General  Overview  and  History

     Dermalay Industries, Inc. is engaged in the business of offering high quality health and skin care, and physical therapy products. The Company currently has three existing products made with Emu oil which it intends to sell and distribute throughout the United States and internationally. Although the Company has reported limited sales of its products, it does reflect a history of significant losses as outlined in Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operation.

B.   Organization

     Dermalay Industries, Inc., was incorporated under the laws of the state of Nevada on August 22, 1995. The Company's common stock is quoted on the National Daily Quotation Bureau's Pink Sheets under the symbol DMLY.

     The Company is located at 4100 Easton Drive, Suite 11, Bakersfield, California 93309; telephone number is (661) 321-9898; web site is www.dermalay.com.

C.   Industry  Background

     For many years consumers have had to settle for health and beauty products which really did not achieve the intended purposes. They are using pain relief ointments, skin creams, shampoos, and conditioners, which merely sit on their skin and hair, never really penetrating to achieve the advertised purpose.

     The Company intends to introduce a line of high quality health, hair and skin care products made with pure Emu oil. Emu oil comes from the rendered fat of the Emu, which is filtered and treated to remove all proteins, bacterial, and particulate matter. After this treatment, the oil is odorless and either a clear liquid or a cloudy cream depending on the ambient temperature.

     The Emu is a large flightless bird native to Australia. For over 200 years Emu oil has been used by the indigenous people of Australia, and subsequently the white settlers, for a variety of skin conditions such as treatment for chronic dry skin, relieve muscle and joint soreness, retard the wrinkling process, and aid in the healing of eczema and psoriasis.

     It has been frequently tested by government and private laboratories and found to contain a number of fatty acids that give it its unique qualities. It contains no steroids or hormones and, when suitably treated, no bacteria.

     Dr. George Hobday conducted the first recorded Emu oil trials in Australia. His clinical experiences observed that its two major actions were anti-inflammatory and its ability to penetrate the skin. He also concluded that it appeared to provided protection. He identified the following applications where Emu oil was effective: Eczema; keloid; burns; joint pain, growing pains; bruising; muscle pain, and wounds. Ongoing studies at Harner Burn Center in Lubbock, Texas find the healing process is accelerated.

     The beneficial attributes of Emu oil are also being welcomed in sports medicine. It can be found in the training rooms of professional sports teams and fitness centers across America. An estimated 80% of NBA teams have used Emu oil for reducing pain and swelling from injuries, as well as to decrease time lost to injury. Otho David, Head Trainer for the Philadelphia Eagles and five-time "Professional Trainer of the Year," started using Emu oil in the training room and refers to it as "magic oil."

     Emu oil is recognized by the Australian Therapeutic Goods Administration (their equivalent to U.S. Food & Drug Administration), and currently holds a U.S. Patent #5431924 on the anti-inflammatory composition derived from the oil. Formal recognition of Emu oil in the U.S. by the FDA is forthcoming, but since the oil is a natural substance, recognition is not a prerequisite to the production and sale of Emu oil products in the U.S.

     Since the introduction of Emu oil in the U.S., additional research conducted by scientists at Auburn University found that Emu oil is nearly 20 times more effective at penetrating the stratum corneum, or skin barrier, than mineral oil. A study at Boston University Medical Center found that Emu oil promotes and accelerates skin cell regeneration and stimulates hair growth. Other research facilities have uncovered additional beneficial properties of Emu oil including its ability to prevent razor bumps and act as a transdermal carrier for anesthetic in hospital surgeries.



D.   Products

     The  Company  currently  offers  three  products:

     Dermalay  Pure  Emu Oil with Fresh Scent was the first product developed by
     ----------------------------------------
the Company and was introduced in 1995. It penetrates the skin barrier (stratum corneum) nearly 2.5 times faster than mineral oil based products to deliver younger looking skin and healthier hair growth. It can be used as a daily moisturizer on the face and body for wrinkles, blemishes, rashes, stretch marks, hair bumps, and minor wounds. It can also be used as a hair moisturizer for healthier hair growth or thinning and balding.

     Dermalay  Moisturizing Lotion is used to treat chronic dry skin and provide
     -----------------------------
soothing relief for specific skin problems like Eczema, Psoriasis, and minor burns by combining Dermalay Pure Emu Oil, a highly effective transdermal carrier, with traditional aloe vera and other natural ingredients. This non-greasy formula helps achieve a younger, healthier appearance by accelerating the production of new skin cells and delivering the healing effects of Emu oil and aloe vera past the skin barrier where it is needed most.

     PowerHeat  Analgesic  Joint/Muscle Relief is a highly effective transdermal
     -----------------------------------------
carrier and anti-inflammatory agent, delivering concentrated capsicum (cayenne) and eucalyptus oil past the skin barrier deep into sore muscles and joints to relieve pain and stiffness. This highly penetrating analgesic formula is non-greasy and has a pleasant smell which becomes barely noticeable in minutes. It is recommended as a warm-up before work-outs or for pain and stiffness in muscles and joints associated with arthritis, sports injuries, over-exertion, accidents and stress.

     Management's intention is to add more products to the existing product line which will then comprise the signature health and beauty package that the Company will offer initially. The Company intends to market its first three products nationally, and quickly add the remaining to its infomercial and mass marketing campaign.

     The  additional  products  the  Company  intends  to  develop  are:

           $     Tanning  Oil
           $     Training  Lotion  /  Accelerator
           $     Cleansing  Cream
           $     Pre-base  Moisturizer
           $     Exfoliating  Soap  Bar
           $     Deep  Cleaning  Shampoo
           $     Power  Conditioner
           $     Lip  Balm
           $     Wrinkle  Cream

E.   Business  Strategy

     One of the key factors in its production delivery includes the infusion of funds necessary to purchase raw materials prior to the receipt of purchase orders. The Company's products are currently manufactured under a five year private label manufacturing agreement with American Outback Inc., in Oklahoma. The Company will consider building its own facility after this time if it is feasible and profitable to do so. However, because of current space limitations, the Company's future production facility will need to move to a location with more open acreage. A big advantage is that both land and bird prices are relatively low in the Company's geographic region.

     Currently, the Company's sole distributor is U.S. Health, which distributes to over 10,000 independent pharmacies and 5,000 health and fitness retail outlets.

     While the Company's main thrust will be to gain access to the retail markets, it will also take advantage of direct sales opportunities. The Company intends to complete the production of a television infomercial primarily to educate the public to the benefits of the Company's Emu oil products and also as an additional sales component.

F.   Market  Segments

     The Emu market is growing rapidly. The sales of Emu oil skin care products for Emuvera, a prominent company, amounted to $1,200,000 in 1999 B representing a 300% growth over $400,000 in 1998.

     According to the industry report, as presented by the American Emu Association, the overall market for the Emu industry nationwide is projected to be 30 million by the end of 2003.

     The biggest growth in the Emu market is in the area of "Emu oil". Currently, the market distribution is shared by two or three minor manufacturing companies, New World Technologies, The Emu Man, and Emuvera, with Emuvera considered the market leader.

     In the next one to two years the Company estimates that it will have retail sales of over five million dollars with its proposed marketing strategy and product line. The market potential for the Company's entire line over the next five years - with a current retail price between $10 and $15 per unit - is approximately $15 million. This translates to the Company's market share of 50% of the overall market by 2001.

     The Company's target market includes the health conscious consumer of high quality health and beauty products. A typical customer is someone who is concerned with health, beauty or into athletics, and who currently uses Ben Gay or other over-the-counter lotions to relive pain, soothe skin, and improve health. These customers currently have very few alternatives which are substantially better and healthier for them. Moreover, the Company's customer is one who realizes or can understand the value of natural products for their body care and therapy. The Company intends to educate these consumers on the attributes of Emu oil, and introduce them to the many prospects for increased health and comfort that Emu products can provide.

G.   Marketing  Plan

     Responses from customers indicate that the Company's products are enjoying an excellent reputation. Inquiries from prospective customers suggest that there is considerable demand for them. Relationships with leading manufacturers and distributors substantiate the fitness of Dermalay Industries for considerable growth and accomplishment in the industry.

     The Company's marketing strategy is to aggressively enhance, promote and support the fact that its products relieve, soothe, and aid in the healing of joints, muscles, skin, and hair better than any product on the market today without Emu oil. The Company intends to accomplish this through several national advertising and public relations campaigns, including national health magazines, and a television infomercial.

Distribution  Channels
----------------------

     The Company's marketing strategy incorporates plans to sell its products through several channels in the short term including:

     -    Online  catalog  ordering  via  Internet

     -    Direct  catalog  marketing

     -    Extensive  television  mail  order  campaign

     -    Product  placement  in  nationwide  retail  outlets.

     -    Product  placement  in  several  national  mail  order  catalogs

     The Company's distribution strategy boasts an eight prong blitz of over 15,000 retail health food stores in the United States. This approach includes placement of display advertising in two trade magazines, two health magazines, a direct mail of the Company's catalog sheet, a corporate sales call, utilization of manufacturer's agents, in addition to requests from customers impressed with advertisements.

     Presently, many Emu farmers market their products to other farmers and people connected with the industry. The Company's mix of distribution channels will give it the advantages of marketing to non-Emu farmers who are ready to enjoy the benefits of Emu oil.

Advertising  and  Promotion
---------------------------

     The Company's advertising and promotion strategy is to position it as the leading manufacturer and distributor in the market. To accomplish this, the Company will utilize the following media and methods to drive home its message to customers:

     - A nationwide television infomercial and commercial campaign utilizing several major cable channels.

     -    An  Internet  Homepage  with  online  ordering  capabilities.

     -    National  magazine  advertising

     -    Intensive  Public  Relations  activities

     Company's management believes that advertising and promotion will require $300,000. On an ongoing basis, the Company will budget its advertising investment as 30% of total sales.

Public  Relations
-----------------

     During  2000, the Company will focus on the following publicity strategies:

     - Securing product endorsements from several prominent celebrities in the sports, entertainment, and health care industries.

     -    Seeking sponsorships with professional and college athletic teams.

     The Company will track, wherever possible, the incremental revenue generated from its advertising, promotion and publicity efforts. Management anticipates that $2,000,000 in sales will be generated directly from its promotions, and possibly an additional $1,000,000 of indirect increase in sales through repeat customers and Internet and catalog orders.

H.   Seasonality  and  Cyclical  Factors

     The Company's revenues are not affected by the traditional US vacation seasons, such as July, August, and December. Company revenues may be more adversely affected by cyclical factors, such as economic downturns or recessions in the US or global economies, etc. Such conditions would present risk in the need for additional capital to be raised by the Company, to offset related significant reductions in revenues.

I.   Employees

     The Company currently employs two full time corporate office staff, including officers and management.

ITEM  2.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION
AND PLAN OF OPERATION2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND  PLAN  OF  OPERATION

     The following discussion and analysis of the Company's consolidated financial condition and results of operation for the fiscal years ended December 31, 1999, 1998 and 1997, should be read in conjunction with the Company's consolidated financial statements included elsewhere herein.

     When used in conjunction in the following discussions, the words "believes," "anticipates," "intends," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected, including, but not limited to, those set forth in Item 2, Section E, Page 9, "Risk Factors."

A.   General  Discussion  of  the  Company

     The Company is a manufacturer of high-end skin care and physical therapy products made with pure Emu oil. The Company currently handles large-scale production through several cosmetic and pharmaceutical laboratories. Packaging is outsourced through a local bottling company. Dermalay also operates an Emu ranch in Bakersfield, California, but does not use these birds as the sole source of raw material for manufacturing.

B.   Results  of  Operations  For:

Fiscal  Year  Ended  December  31, 1999 Compared to Year Ended December 31, 1998

     The Company reported sales and gross profit of $10,264 and $6,839 in 1999 compared to $6,890 and $4,518 in 1998. The increase in sales was due to the management's decision to initiate an Internet marketing and sales program as well as a direct marketing program amongst local doctors, chiropractors and physical therapists. Additionally, the Company hired an outside sales representative to make presentations to beauticians and hair stylists. The increase in gross profit was due primarily to the increase in sales, but a small percentage of the increase was due to management's ability to cut the cost of goods by making larger production runs and changing the packaging design for several of its products.

Fiscal  Year  Ended  December  31, 1998 Compared to Year Ended December 31, 1997

     The Company reported sales and gross profit of $6,890 and $4,518 in 1998 compared to no sales and gross profit for 1997. The increase in sales represents the first year that the Company had a product for sale. Previously, the Company was solely an Emu ranch with products in development. The sales that were achieved were due to the Company contracting with a national distributor within our target market, which at that time was independent health food and drug stores.

C.   Liquidity  and  Capital  Resources

     The Company anticipates that it will have sufficient liquidity to sustain its operations over the next 12 months. The Company has inventory on hand and several distribution and sales avenues in place which generate ample revenue to meet our current monthly obligations. In addition, our recently signed distribution agreement with Meridian Holdings should generate additional sales revenue to fund further activities of the Company.

     To further enhance its liquidity, the Company plans to liquidate assets from the Emu breeding operation which are no longer a part of the Company's ongoing business activities. These include several incubators, hatchers, and brooders, as well as other Emu breeding equipment.

D.   Significant  Business  Relationships

     The Company has two years remaining in a five year manufacturing agreement with American Outback, Inc., to formulate and mass-produce our Emu oil based products. During the term of this agreement, American Outback will also assist the Company in acquiring additional raw materials for it's production runs.

     The Company also has entered into a distribution agreement with Meridian Holdings. Meridian currently markets health care products over the Internet and via mail order. During the term of this agreement, Meridian will market our product line through its current distribution channels in exchange for a percentage of sales.

E.   Risk  Factors

Capitalization  and  Financial  History:

     There are, of course, many factors that may affect the financial well being of the Company. There is always the possibility that inadequate capitalization could curtail the growth and even affect the day-by-day operations of the firm. If the current revenue sources or the current growth model was hampered in any way, it could result in lack of capitalization to not only grow the Company, but to run its day-by-day operation. See Item 2, Section C, "Liquidity and Capital Resources."

     During the past two years, the Company has incurred net losses of ($76,487) and $(13,634) respectively. Based on its own internal projections, the Company believes that its operations and current capital resources will be sufficient to fund the Company's working capital needs through the 2000 fiscal year provided that there are no significant increases in operating expenses. While it is endeavoring to keep costs contained as much as possible, the failure of the Company to prevent such increases in the immediate future would have a material adverse effect on the Company's operations and on its ability to operate in the manner its business is currently being conducted. In addition, there can be no assurances that the increased revenues necessary to provide a profit will continue.

Competition:

     There is significant competition in the Emu oil industry. Many of Dermalay's competitors are better capitalized and have more experience in the business. This obviously presents business risks to the Company.

     This competition includes Emuvera, New World Technologies, The Emu Man, and Rhemu. All of these companies charge competitive prices. Pure oil ranges between $10 and $12 per ounce, while lotion tends to sell for about $17 for six ounces. However, the quality of these products varies as these companies sometimes include inferior oil or less than the optimum amount of oil in their products. The Company uses only the best oil in quantities which delivers the optimum results for the consumer.

     The major competitors' objectives and strategies are to develop a market for their own products on a national scale. While none has yet done so, it could happen soon. Competitive threats today come from other companies with more capital to invest in national advertising campaigns, not from any with a product better than the Company's.

Limited  depth  of  management:

     The Company has a quality management team. However, that team is limited in number. If one or more of the immediate management team was incapacitated, this could have a negative effect on the Company.

F.   Employees

     As of the current date, the Company has two full time employees. As the Company increases its operations, additional employees will be required. The

Company's future success depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Mr. William Edwards or the Company's inability to attract and retain other qualified employees could have a material adverse affect on the Company.

G.   Risks  Associated  with  Year  2000

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

H.   Additional  Information     Additional  Information

     The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

     The Company will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, in accordance with the Commission, such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. For further information, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at http://www.sec.gov or call (800) SEC-0330.

ITEM  3.     DESCRIPTION  OF  PROPERTY3.     DESCRIPTION  OF  PROPERTY

     The Company maintains its principal business operations at 4100 Easton Drive, Suite 11, Bakersfield, California 93309. The Company's telephone number is (661) 321-9898 and the web site address is www.dermalay.com.
                                                       ----------------

ITEM  4.    SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND
          MANAGEMENT

     The following table sets forth certain information as of June 12, 2000, with respect to the beneficial ownership of common stock by (i) each person who, to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the outstanding common stock, (ii) each Director of the Company, and (iii) all executive Officers and Directors of the Company as a group:

Name of Beneficial Owner(1)   Number  of  Shares     Percentage(2)
---------------------------   ------------------     -------------
William  E.  Edwards,  Jr.            12,503,497             45.6%

William  Moton                         4,000,000             14.6%

Eric  Tate                                30,000               .0%
_________________
(1) Unless otherwise indicated, the address of each person is c/o Dermalay Industries, Inc., 4100 Easton Drive, Suite 11, Bakersfield, CA 93309
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or Investment power with respect to securities. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole Voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


ITEM  5.    DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS,  AND  CONTROL
            PERSONS

     The following table sets forth the names and positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board, except to the extent governed by employment contract.

     Name                          Age               Title
     --------                     -----              -----

William  E.  Edwards,  Jr.          30          Chairman,  CEO,  President
and  Director

Eric  Tate                          31          Director,  Secretary,
Treasurer

William  Moton                      30          Chief  Financial  Officer

     All key employees are employed full-time by Dermalay. All Directors are not employed full-time by Dermalay. There are no material consequences of this situation to Dermalay.

Duties,  Responsibilities  and  Experience

     William E. Edwards, Jr., founder, Chairman of the Board,and Chief Executive Officer of the Company, has a BA in Economics from CSU Bakersfield, and a JD in Law from UC Berkeley. While in school, he worked with two prominent law firms and served as an Intern with a United States Congressman. William is an accomplished author and producer, having developed several commercials and infomercials in addition to having had freelance articles and research published in numerous journals and newspapers throughout the world. After Law School, Mr. Edwards launched an Internet marketing and web design company in Silicon Valley, and began a small real estate investment firm. Most recently, he began devoting his full attention to Dermalay Industries. At its outset, this Company was solely a small Emu farm and breeding facility. Under his tenure, it has grown into a prominent corporation with an expanded product line, distribution in all 50 states, and an ever expanding consumer base.

     Eric Tate, Director and Secretary/Treasurer, brings to the Company more than 10 years of experience in sales, operations and logistics management from the high technology arena for IBM. There he was responsible for the development and implementation of several programs designed to optimize financial and material flow throughout vendor and internal network value added partners. Mr. Tate also held a position in the Global Finance and Operations organization for IBM. In this role, Mr. Tate was responsible for developing innovative supply chain solutions in partnership with various clients and partners of the IBM financial, software, and service products. Prior to his experience at IBM, Mr. Tate held several transportation and distribution related positions during his five year tenure with Laidlaw. Mr. Tate has his BA from the University of California, Santa Barbara and graduated from Wilmington College with a MBA degree in 1997.

     William Moton, Chief Financial Officer, began his career as a lobbyist for the California State Student Association. As a lobbyist, he authored several Assembly Bills and was an advocate for the 23 campuses of the California State University System. Several years later, Mr. Moton became the Executive Director of a local non-profit community center where he was responsible for operations and programming as well as the implementation of the center's million dollar annual budget. Most recently, he worked as a financial relationship manager for Bank of America. With the bank, he managed a financial portfolio consisting of the bank's top clients and valued at over 40 million dollars. He also assembled and packaged commercial and personal loans in addition to retirement and estate planning. He earned his BA in Business Administration from CSU Bakersfield, and has his series 6, 63, and 7 broker's licenses.

ITEM  6.   EXECUTIVE  COMPENSATION

     The following table sets forth the compensation paid by the Company for its fiscal years ended December 31, 1999, December 31, 1998, and December 31, 1997 to its Chief Executive Officer and all other executive officers (collectively, the "Named Executive Officers"):

Name  and                       Fiscal Year Ended
Principal  Position                December 31             Salary
----------------------          -----------------        ---------
William E. Edwards, Jr. CEO           1999                    $-0-
                                      1998                    $-0-
                                      1997                    $-0-
Eric Tate, Director, Director         1999                    $-0-
                                      1998                    $-0-
                                      1997                    $-0-

William  Moton,  CFO                  1999                    $-0-
                                      1998                    $-0-
                                      1997                    $-0-

     There was no compensation paid to any executive officer of the Company. As of June 16, 2000, no compensation has been paid or accrued to any of the officers or directors of the Company.


     The  Company  does  not currently have an Executive Compensation Committee.

Employment  Agreements:

     The  Company  has  not  currently  entered  into any employment agreements.

ITEM  7.   CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     Certain family members of William E. Edwards, Jr., the Company's Chairman and CEO, and Eric Tate, the Company's Director and Secretary/Treasurer, own shares of the Company's common stock as set forth below:

                  #  of                                       Date
Name              Shares  Relationship                      Acquired
----------------  ------  -------------                     --------
Kathy  Edwards      300   Mother  of William Edwards, Jr.      10/98

Philip  Edwards   1,000   Cousin  of William Edwards, Jr.       2/99

David  Tate  and    125   Brother  of  Eric  Tate               4/99
Eric Tate JT TEN

ITEM  8.    DESCRIPTION  OF  SECURITIES

     The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.001 par value per share, of which
27,400,000 shares are outstanding, held of record by approximately 46 stockholders as of the date of this filing. The Company is not authorized to issue shares of preferred stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences applicable to the currently outstanding shares, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any then outstanding preferred stock. All outstanding shares of common stock are fully paid and nonassessable.

     The transfer agent for the common stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

                                      PART  II

ITEM  1.   MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE  REGISTRANT'S
COMMON

                   EQUITY  AND  OTHER  SHAREHOLDER  MATTERS

     The common stock was quoted on the OTC Bulletin Board operated by The NASDAQ Stock Market, Inc. (the "OTC Bulletin Board") under the symbol "DMLY." The stock is currently quoted on the National Daily Quotation Bureau "pink sheets." The following table sets forth the high and low last sale prices for the common stock for each fiscal quarter, or interim period, in which the common stock has been publicly traded, as reported by the OTC Bulletin Board. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.

     Quarter  Ended               Low                  High
     -------------------        -------               ------
     December  31,  1998          $2.00               $3.50
     March  31,  1999             $ .50               $3.50
     June  30,  1999              $ .4375             $1.05
     September  30,  1999         $ .1875             $ .96875
     December  31,  1999          $ .03               $ .46875
     March  31,  2000             $ .07               $ .14
_______________
(1)     Trading  on  the  OTC-BB  exchange  began  on  October  27,  1998

     The closing sales price on June 12, 2000, reported on the National Daily Quotation Bureau pink sheets was $.13 per share of common stock.

ITEM  2.    LEGAL  PROCEEDINGS

     The Company is not presently a party to any litigation nor to the knowledge of management is any litigation threatened against the Company which would materially affect the Company.

ITEM  3.   CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     There are no disagreements or differences of opinion with Brown Armstrong Randall Reyes Paulden & McCown on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure. During the two most recent fiscal years, there have been no reportable events as defined in Regulation S-K Item 304(a)-(1) (v).

ITEM  4.   RECENT  SALES  OF  UNREGISTERED  SECURITIES

Private  Placements

     The Company has capitalized its operations from a limited offering pursuant to Rule 504 of Regulation D. The Rule 504 exemption as utilized in the offering was available to the Company based upon the following facts and circumstances:

     $     The  Company  was  not  a blank check company and was not a reporting company.

     $     The  Company  raised less than $1 million during the offering period.

     $     The  Company  offered  its  securities  to  both  accredited  and non-accredited investors only in states where respective blue sky exemptions were complied with.

     Between January 1999 and December 1999, the Company issued 1,350,000 shares of its common stock for a total amount of $35,000 and $100,000 in future services. The 1,350,000 shares were sold to one investor in a transaction exempt from registration pursuant to Rule 504 of Regulation D promulgated under the 1933 Act. No underwriters were used in connection with this transaction.

ITEM  5.    INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company's By-laws provides indemnification provisions for its officers, directors, employees or agents.

     The provisions of Section 78.751, Nevada Statutes, dealing with indemnification of corporate officers, directors or agents, provide as follows:

     "(1) A corporation may indemnify any person who was or is a party, or is threatened to be made party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contenders or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsection (1) or subsection
     (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employees, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

          (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding;

          (b) If such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

          (c) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit or proceeding.

     (5) Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon a preliminary determination following one of the procedures set forth in subsection (4) that the director, officer, employee, or agent met the applicable standard of conduct set forth in subsection (1) or subsection
     (2) or as authorized by the Board of Directors in the specific case and, in either event, upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this section.

     (6) A corporation shall have the power to make any other or further indemnification of any of its directors, officers, employees, or agents under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, except an indemnification against gross negligence or willful misconduct.

     (7) Indemnification as provided in this section shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     (8) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving as the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

     (9) If any expenses or other amounts are paid by way of indemnification otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the corporation, the corporation shall, not later than the time of delivery to shareholders of written notice of the next annual meeting of shareholders, unless such meeting is held within 3 months from the date of such payment, and, in any event, within 15 months from the date of such payment, deliver either personally or by mail to each shareholder of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation."

INDEMNIFICATION  UNDERTAKING

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and is therefore unenforceable and will be governed by the final adjudication of such issue.

                                    PART F/S

                              FINANCIAL STATEMENTS

     The audited financial statements of the Company, audited by Brown Armstrong Randall Reyes Paulden & McCown, Certified Public Accountants, 4200 Truxtun Avenue, Suite 300, Bakersfield, CA 93309, required by Regulation S-X commence on page F/S 1 hereof in response to this Item of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                            DERMALAY INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                              FINANCIAL STATEMENTS
                                   (COMPILED)
                             SEE ACCOUNTANT'S REPORT
                           FOR THE THREE MONTH INTERIM
                           PERIOD ENDED MARCH 31, 2000

                            DERMALAY INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)



TABLE OF CONTENTS



                                                 Page
                                                 ----
  Accountant's Report . . . . . . . . . . . . .     1

  Financial Statements
----------------------

  Balance Sheets. . . . . . . . . . . . . . . .     2

  Statements of Operations. . . . . . . . . . .     3

  Statements of Changes in Shareholders' Equity     4

  Statements of Cash Flows. . . . . . . . . . .     5

  Notes to Financial Statements . . . . . . . .     6

                                 ARNE R. OFTEDAL
                           CERTIFIED PUBLIC ACCOUNTANT
                           ---------------------------
                           1412 17th Street, Suite 459
                              Bakersfield, CA 93301
                             Office: (661) 327-9284
                               Fax: (661) 327-9753
                        Email: Oftedalcpa@www.hotmail.com


                                                  ACCOUNTANT'S  REPORT



To  the  Board  of  Directors
Dermalay  Industries,  Inc.
Bakersfield,  California

I have compiled the accompanying balance sheets of Dermalay Industries, Inc. (A development stage enterprise), as of March 31, 2000, and the related statements of operations, changes in shareholders' equity, and cash flows for the three month interim period then ended, in accordance with statements on standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management (the owners). I have not audited or reviewed the accompanying financial statements and accordingly do not express an opinion or any other form of assurance on them.



                              Arne R. Oftedal, CPA



                             Bakersfield, California
                                  May 24, 2000



DERMALAY  INDUSTRIES,  INC.
(A  DEVELOPMENT  STAGE  ENTERPRISE)
BALANCE  SHEETS
MARCH  31,  2000



ASSETS

                                                         3/31/2000
                                                        -----------
Current Assets
  Cash                                                  $      200
  Inventory                                                 34,953
                                                        -----------

   Total Current Assets                                     35,153

Equipment, net                                              16,956

Other Assets
  Organization costs, net of $466 amortization                 261
                                                        -----------

   Total Assets                                         $   52,370
                                                        ===========


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                      $    1,051
                                                        -----------

   Total Current Liabilities                                 1,051
                                                        -----------

Shareholders' Equity
  Common stock, $.001 par value; authorized 50,000,000
   shares; issued and outstanding, 19,400,000 shares        19,400
  Additional paid-in capital                               277,278
  Stock subscriptions receivable                          (135,000)
  Retained deficit                                            (360)
  Deficit accumulated in the development stage            (109,999)
                                                        -----------

   Total Shareholders' Equity                               51,319
                                                        -----------

   Total Liabilities and Shareholders' Equity           $   52,370
                                                        ===========


The  accompanying  notes  are  an  integral  part  of these financial statements

                            DERMALAY INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF OPERATIONS
                       FOR THE THREE MONTH INTERIM PERIOD
                              ENDED MARCH 31, 2000




                                       THREE MONTHS
                                      ENDED 3/31/2000
                                     -----------------
Revenues
 Sales                               $          1,071

Cost of goods sold                                315
                                     -----------------

      Gross Profits                               756
                                     -----------------

Expenses
 General and administrative                    19,485
 Depreciation and amortization                  1,149
                                     -----------------

   Total Expenses                              20,634
                                     -----------------

Net Loss                                     ($19,878)
                                     =================

Basic Earnings (Loss) Per Share                (0.005)
                                     =================

Weighted Average Shares Outstanding         4,306,438
                                     =================


The  accompanying  notes  are  an integral part of these financial statements

                                                  DERMALAY INDUSTRIES, INC.
                                              (A DEVELOPMENT STAGE ENTERPRISE)
                                        STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                   FOR THE THREE MONTH INTERIM PERIOD ENDED MARCH 31, 2000



                      Common  Stock
                      -------------
                                                                              Deficit
                                                                              Accumulated
                                        Additional      Stock                 during the
                    Number of             Paid in   Subscriptions  Retained   Development
                     Shares     Amount    Capital     Receivable    Deficit   Stage          Total
                   ----------  -------  ----------  -------------  ---------  -----------  ----------
December 31,       19,400,000  $19,400  $  258,858     ($135,000)     ($360)    ($90,121)$    52,777
1999

Contribution of             0        0      18,420             0          0            0      18,420
capital

Issuance of stock           0        0           0             0          0            0           0

Common stock                0        0           0             0          0            0           0
subscribed

Net loss                    0        0           0             0          0      (19,878)    (19,878)
                   ----------  -------  ----------  -------------  ---------  -----------  ----------
March 31, 2000     19,400,000  $19,400  $  277,278     ($135,000)     ($360)   ($109,999)$    51,319
                   ==========  =======  ==========  =============  =========  ===========  ==========


The  accompanying  notes  are an integral part of these financial statements

                            DERMALAY INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF CASH FLOWS
                       FOR THE THREE MONTH INTERIM PERIOD
                              ENDED MARCH 31, 2000



                                                        THREE
                                                       MONTHS
                                                        ENDED
                                                      3/31/2000
                                                     -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                              ($19,878)
 Adjustments to reconcile net loss to net cash used
  by operating activities:
  Depreciation and amortization                           1,149
  Increase (decrease) in liabilities:
   Accounts payable                                          50
  (Increase) decrease in assets:
   Inventory                                                315
                                                     -----------

Net Cash Used by Operating Activities                  ($18,364)
                                                     -----------

CASH FLOWS USED BY INVESTING ACTIVITIES
 Purchase of equipment                                        0
                                                     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Contributed capital                                    18,420
  Issuance of common stock                                    0
                                                     -----------

Net Cash Provided by Financing Activities                18,420
                                                     -----------

Net Increase (Decrease) in Cash                              56

Cash at Beginning of Period                                 144
                                                     -----------

Cash at End of Period                                $      200
                                                     ===========


The  accompanying  notes  are an integral part of these financial statements

DERMALAY  INDUSTRIES,  INC.
(A  DEVELOPMENT  STAGE  ENTERPRISE)
NOTES  TO  FINANCIAL  STATEMENTS
MARCH  31,  2000


NOTE  1  -  OPERATIONS  AND  BASIS  OF  PRESENTATION
            ----------------------------------------

The Company was incorporated on August 22, 1995 as a Nevada corporation under the name H. Herbig Land and Livestock Incorporated. From the date of incorporation to December 2, 1997 the Company had no significant operating activities. On December 2, 1997, the Company entered a purchase agreement with Mr. William E. Edwards to purchase the name Dermalay Industries, Inc., and inventory owned by Mr. Edwards in exchange for 2,550,000 shares of common stock. The Company is deemed to have entered the development stage effective December 2, 1997.

Since December 2, 1997, the Company has developed a business plan, which includes raising capital to produce and build market awareness for the Company's products that consist of skin care products and sports creams produced from "Emu Oil". The Company has not had any significant operations to date, and is therefore considered to be in the development stage.



NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
            ----------------------------------------------

Use  of  Estimates
------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

Earnings  (Loss)  per  Common  Stock  (SFAS  128)
-------------------------------------------------

Income (loss) per share of common stock in computed based on the weighted average number of shares outstanding. In accordance with SFAS 128 the Company's financial statements present basic earnings (loss) per common share. At March 31, 2000, the Company did not have a complex capital structure.

Income  Taxes
-------------

The Company accounts for income taxes using the liability method, which requires of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

As of March 31, 2000, the Company had not experienced any significant operating activities. Accordingly, the Company had no liability for income taxes.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
            ----------------------------------------------

Recent  Accounting  Pronouncements
----------------------------------
In April 1998, the Accounting Standard Executive Committee of the American Institute of Certified Public Accountants ("AcSec") issued Statement of Position ("SOP) 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. The Company adopted SOP 98-5 on January 1, 1999.

Inventory
---------
Inventory is valued at the lower of cost or market. Cost is determined using the FIFO (first-in, first-out) method of inventory valuation.

Organization  Costs
-------------------
Organization  costs  are  being  amortized  over  a  five-year  period.


NOTE  3  -  RELATED  PARTY  TRANSACTIONS
            ----------------------------

Mr. William E. Edwards, the Company's majority shareholder, contributed all property and equipment of the Company. The Company recorded the assets at fair market value on the date received.

NOTE  4  -  PROPERTY  AND  EQUIPMENT
            ------------------------

As discussed in Note 3, the Company's property and equipment was contributed by the majority shareholder. The contribution occurred in June 16, 1998. Depreciation expense will be recorded under the straight-line method over the remaining useful lives of the assets. The estimated useful life of the Company's property and equipment is three years. Property and equipment as of March 31, 2000 are as follows:

                                            3/31/2000
                                            ---------
     Office  furniture  and  equipment      $  22,631
     Ranch  equipment                           4,500
                                               27,131
                                            ---------
     Less  accumulated  depreciation           10,175
                                            $  16,956
                                            =========

NOTE  5  -  COMMON  STOCK
            -------------

During 1999, two officers and directors of the Company were granted 14,000,000 shares of common stock. This was a non-cash transaction.

Additionally, 1,350,000 shares of common stock were subscribed for $35,000 receivable and $100,000 in future services.


NOTE  6  -  PRODUCT  AGREEMENTS
            -------------------

As discussed in Note 1, the Company's products consist of skin lotions and sports creams made from "Emu Oil". The Company does not own the patents or the exclusive rights on these products. The products are distributed and sold by the Company under the label Dermalay Industries, Inc.

                            DERMALAY INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                              FINANCIAL STATEMENTS
                                      WITH
                          INDEPENDENT AUDITOR'S REPORT

                               FOR THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1997,
                             AND FOR THE PERIOD FROM
                     DECEMBER 2, 1997 (DATE OF INCEPTION OF
                    DEVELOPMENT STAGE ENTERPRISE ACTIVITIES)
                            THROUGH DECEMBER 31, 1998
                           DERMALAY  INDUSTRIES, INC.
                        (A DEVELOPMENT STATE ENTERPRISE)



TABLE OF CONTENTS


                                               Page
                                               ----

Independent Auditor's Report . . . . . . . . . .  1

Financial Statements
--------------------

Balance Sheets. . . . . . . . . . . . . . . .     2

Statements of Operations. . . . . . . . . . .     3

Statements of Changes in Shareholders' Equity     4

Statements of Cash Flows. . . . . . . . . . .     5

Notes to Financial Statements . . . . . . . .     6

                          INDEPENDENT  AUDITOR'S  REPORT
                          ------------------------------



To  the  Board  of  Directors
Dermalay  Industries,  Inc.
Bakersfield,  California


We have audited the accompanying balance sheets of Dermalay Industries, Inc. (a development stage enterprise), as of December 31, 1998 and 1997, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended and for the period from December 2, 1997 (date of inception of development stage enterprise activities) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dermalay Industries, Inc., as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and for the period from December 2, 1997 (date of inception of development stage activities) through December 31, 1998, in conformity with generally accepted accounting principles.

                         BROWN  ARMSTRONG  RANDALL
                         REYES  PAULDEN  &  McCOWN
                         ACCOUNTANCY  CORPORATION



Bakersfield,  California
September  21,  1999

                            DERMALAY INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                            ASSETS

                                                                              1998      1997
                                                                            ---------  -------
Current Assets
  Cash                                                                      $      -   $    -
  Inventory                                                                   22,750    1,870
  Prepaid expenses                                                                 -    5,530
                                                                            ---------  -------

    Total Current Assets                                                      22,750    7,400

Equipment, net                                                                22,609        -

Other Assets
  Organizational costs, net of amortization of $448 and $360, respectively       352      440
                                                                            ---------  -------

    Total Assets                                                            $ 45,711   $7,840
                                                                            =========  =======



                                LIABILIITIES AND SHAREHOLDERS' EQUITY


Current Liabilities
  Bank overdraft                                                            $  1,468   $    -
                                                                            ---------  -------

    Total Current Liabilities                                                  1,468        -
                                                                            ---------  -------

Shareholders' Equity
  Common stock, $0.001 par value; authorized
    50,000,000 shares; issued and outstanding,
    3,550,000 shares                                                           3,550    3,550
  Additional paid-in capital                                                  54,687    4,650
  Retained deficit                                                              (360)    (360)
  Deficit accumulated in the development stage                               (13,634)       -
                                                                            ---------  -------

    Total Shareholders' Equity                                                44,243    7,840
                                                                            ---------  -------

    Total Liabilities and Shareholders' Equity                              $ 45,711   $7,840
                                                                            =========  =======



                                DERMALAY  INDUSTRIES,  INC.
                            (A  DEVELOPMENT  STAGE  ENTERPRISE)
                                STATEMENTS  OF  OPERATIONS
                  FOR  THE  YEARS  ENDED  DECEMBER  31,  1998  AND  1997
                     AND  FOR  THE  PERIOD  FROM  DECEMBER  2,  1997
           (DATE  OF  INCEPTION  OF  DEVELOPMENT  STAGE  ENTERPRISE  ACTIVITIES)
THROUGH  DECEMBER  31,  1998



                                                                 For the
                                                                 Period from
                                                                 December 2,
                                                                 1997
                                                                 (Date of
                                                                 Inception of
                                                                 Development
                                                                 Stage)
                                       For the       For the     to
                                      Year Ended    Year Ended   December 31,
                                         1998          1997      1998
                                     ------------  ------------  ------------
Revenues
  Sales                              $     6,890   $         -   $     6,890

Cost of goods sold                         2,372             -         2,372
                                     ------------  ------------  ------------

    Gross profit                           4,518             -         4,518
                                     ------------  ------------  ------------

Expenses
  General and administrative               6,521             -         6,521
  Advertising                              4,951             -         4,951
  Depreciation and amortization            4,610           133         4,610
  Feed                                     1,455             -         1,455
  Professional services                      615             -           615
                                     ------------  ------------  ------------

    Total Expenses                        18,152           133        18,152
                                     ------------  ------------  ------------

Net Loss                             $   (13,634)  $      (133)  $   (13,634)
                                     ============  ============  ============

Basic Earnings (Loss) Per Share      $         -   $         -   $         -
                                     ============  ============  ============

Weighted Average Shares Outstanding    3,550,000     1,212,500     1,153,750
                                     ============  ============  ============

                                        3

                                      DERMALAY INDUSTRIES, INC.
                                   (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                    Common  Stock
                                ----------------------


                                                                                Deficit
                                                                              Accumulated
                                                    Additional                during the
                                Number of             Paid in     Retained    Development
                                 Shares    Amount     Capital     Deficit        Stage        Total
                                -------   --------  -----------  ----------  -------------  ---------
Balance, December 31, 1996      1,000,000  $ 1,000  $         -  $    (227)  $          -   $    773

Issuance of stock for purchase
  agreement                     2,550,000    2,550        4,650          -              -      7,200

Net loss                                -        -            -       (133)             -       (133)
                                ---------  -------  -----------  ----------  -------------  ---------

Balance, December 31, 1997      3,550,000    3,550        4,650       (360)             -      7,840

Contribution of capital                 -        -       50,037          -              -     50,037

Net loss                                -        -            -          -        (13,634)   (13,634)
                                ---------  -------  -----------  ----------  -------------  ---------

Balance, December 31, 1998      3,550,000  $ 3,550  $    54,687  $    (360)  $    (13,634)  $ 44,243
                                =========  =======  ===========  ==========  =============  =========

                                             DERMALAY INDUSTRIES, INC.
                                         (A DEVELOPMENT STAGE ENTERPRISE)
                                             STATEMENTS OF CASH FLOWS
                                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                     AND FOR THE PERIOD FROM DECEMBER 2, 1997
                          (DATE OF INCEPTION OF DEVELOPMENT STAGE ENTERPRISE ACTIVITIES)
                                             THROUGH DECEMBER 31, 1998



                                                                                      For the
                                                                                      Period from
                                                                                      December 2,
                                                                                      1997
                                                                                      (Date of
                                                                                      Inception of
                                                                                      Development
                                                                                      Stage)
                                                            For the       For the     to
                                                           Year Ended    Year Ended   December 31,
                                                              1998          1997      1998
                                                          ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                $   (13,634)  $      (133)  $   (13,634)
  Adjustments to reconcile net loss to net cash used
    by operating activities:
    Depreciation and amortization                               4,610           133         4,610
    Increase (decrease) in liabilities:
      Bank overdraft                                            1,468             -         1,468
    (Increase) decrease is assets:
      Inventory                                               (20,880)            -       (20,880)
      Prepaids                                                  5,530             -         5,530
                                                          ------------  ------------  ------------

        Net Cash Provided (Used) by Operating Activities      (22,906)            -       (22,906)
                                                          ------------  ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of equipment                                       (27,131)            -       (27,131)
                                                          ------------  ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Contributed capital                                          50,037             -        50,037
                                                          ------------  ------------  ------------

Net Increase (Decrease) in Cash                                     -             -             -

Cash at Beginning of Period                                         -             -             -
                                                          ------------  ------------  ------------

Cash at End of Period                                     $         -   $         -   $         -
                                                          ============  ============  ============

                            DERMALAY INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
                             AND FOR THE PERIOD FROM
                     DECEMBER 2, 1997 (DATE OF INCEPTION OF
                    DEVELOPMENT STAGE ENTERPRISE ACTIVITIES)
                            THROUGH DECEMBER 31, 1998



NOTE  1  -  OPERATIONS  AND  BASIS  OF  PRESENTATION
            ----------------------------------------

The Company was incorporated on August 22, 1995 as a Nevada corporation under the name H. Herbig Land & Livestock Incorporated. From the date of incorporation to December 2, 1997 the Company had no significant operating activities. On December 2, 1997, the Company entered a purchase agreement with Mr. William E. Edwards to purchase the name Dermalay Industries, Inc., and inventory owned by Mr. Edwards in exchange for 2,550,000 shares of common stock. The Company is deemed to have entered the development stage effective December 2, 1997.

Since December 2, 1997, the Company has developed a business plan which includes raising capital to produce and build market awareness for the Company's products which consist of skin care products and sports creams produced from "Emu Oil". The Company has not had any significant operations to date, and is therefore considered to be in the development stage.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
            ----------------------------------------------

Use  of  Estimates
------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates

Earnings  (Loss)  per  Common  Stock  (SFAS  128)
-------------------------------------------------

Income (loss) per share of common stock is computed based on the weighted average number of shares outstanding. In accordance with SFAS 128 the Company's financial statements present basic earnings (loss) per common share. At December 31, 1998, the Company did not have a complex capital structure.

Income  Taxes
-------------

The Company accounts for income taxes using the liability method, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

As of December 31, 1998, the Company had not experienced any significant operating activities. Accordingly, the Company had no liability for income taxes.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)
            ----------------------------------------------

New  Accounting  Pronouncements
-------------------------------

In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. The Company adopted SOP 98-5 on January 1, 1999. The Company believes that the adoption of this statement will not have a material effect on the Company's financial position or results of operations.

Inventory
---------

Inventory is valued at the lower of cost or market. Included in inventory are live Emus ranging in age from one to fourteen months, and three pairs of breeders.

Organization  Costs
-------------------

Organization  costs  are  being  amortized  over  a  five-year  period.


NOTE  3  -  RELATED  PARTY  TRANSACTIONS
            ----------------------------

All property and equipment, and inventory, of the Company were contributed by Mr. William E. Edwards, the Company's majority shareholder. The Company recorded the assets at fair market value on the date received.

NOTE  4  -  PROPERTY  AND  EQUIPMENT
            ------------------------

As discussed in Note 2, the Company's property and equipment was contributed by the majority shareholder. The contribution occurred on June 16, 1998. Depreciation expense will be recorded under the straight-line method over the remaining useful lives of the assets. The estimated useful life of the Company's property and equipment is three years. Property and equipment as of December 31, 1998 are as follows:

Office  furniture  and  equipment       $     22,631
Ranch  equipment                               4,500
                                        ------------

                                              27,131
  Less  accumulated  depreciation              4,522
                                        ------------

                                        $     22,609
                                        ============


NOTE  5  -  PRODUCT  AGREEMENTS
            -------------------

As discussed in Note 1, the Company's products consist of skin lotions and sports creams made from "Emu Oil". The Company does not own the patents or the exclusive rights on these products. The products are distributed and sold by the Company under the label Dermalay Industries, Inc.


NOTE  6  -  SUBSEQUENT  EVENT
            -----------------

The Company has entered into a stock purchase plan, whereby Dermalay will exchange shares of its common stock for no less than 50% of the outstanding common stock of an unrelated corporation.

                            DERMALAY INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                              FINANCIAL STATEMENTS
                                      WITH
                          INDEPENDENT AUDITOR'S REPORT

                               FOR THE YEARS ENDED
                           DECEMBER 31, 1999 AND 1998,
                             AND FOR THE PERIOD FROM
                     DECEMBER 2, 1997 (DATE OF INCEPTION OF
                    DEVELOPMENT STAGE ENTERPRISE ACTIVITIES)
                            THROUGH DECEMBER 31, 1999
                            DERMALAY INDUSTRIES, INC.
                        (A DEVELOPMENT STATE ENTERPRISE)



TABLE OF CONTENTS


                                               Page
                                               ----

Independent Auditor's Report . . . . . . . . . .  1

Financial Statements
--------------------

Balance Sheets. . . . . . . . . . . . . . . .     2

Statements of Operations. . . . . . . . . . .     3

Statements of Changes in Shareholders' Equity     4

Statements of Cash Flows. . . . . . . . . . .     5

Notes to Financial Statements . . . . . . . .     6

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



To  the  Board  of  Directors
Dermalay  Industries,  Inc.
Bakersfield,  California


We have audited the accompanying balance sheets of Dermalay Industries, Inc. (a development stage enterprise), as of December 31, 1999 and 1998, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended and for the period from December 2, 1997 (date of inception of development stage enterprise activities) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dermalay Industries, Inc., as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended and for the period from December 2, 1997 (date of inception of development stage activities) through December 31, 1999, in conformity with generally accepted accounting principles.

                             BROWN ARMSTRONG RANDALL
                             REYES PAULDEN & McCOWN
                             ACCOUNTANCY CORPORATION



Bakersfield,  California
May  15,  2000

                            DERMALAY INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                              ASSETS



                                                                               1999       1998
                                                                            ----------  ---------
Current Assets
  Cash                                                                      $     144   $      -
  Inventory                                                                    35,268     22,750
                                                                            ----------  ---------

    Total Current Assets                                                       35,412     22,750

Equipment, net                                                                 18,087     22,609

Other Assets
  Organizational costs, net of amortization of $448 and $360, respectively        279        352
                                                                            ----------  ---------

    Total Assets                                                            $  53,778   $ 45,711
                                                                            ==========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Bank overdraft                                                            $       -   $  1,468
  Accounts payable                                                              1,001          -
                                                                            ----------  ---------

    Total Current Liabilities                                                   1,001      1,468
                                                                            ----------  ---------

Shareholders' Equity
  Common stock, $0.001 par value; authorized
    50,000,000 shares; issued and outstanding, 19,400,000 shares               19,400      3,550
  Additional paid-in capital                                                  258,858     54,687
  Stock subscriptions receivable                                             (135,000)         -
  Retained deficit                                                               (360)      (360)
  Deficit accumulated in the development stage                                (90,121)   (13,634)
                                                                            ----------  ---------

    Total Shareholders' Equity                                                 52,777     44,243
                                                                            ----------  ---------

    Total Liabilities and Shareholders' Equity                              $  53,778   $ 45,711
                                                                            ==========  =========



                             DERMALAY  INDUSTRIES,  INC.
                        (A  DEVELOPMENT  STAGE  ENTERPRISE)
                            STATEMENTS  OF  OPERATIONS
              FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998
                  AND  FOR  THE  PERIOD  FROM  DECEMBER  2,  1997
     (DATE  OF  INCEPTION  OF  DEVELOPMENT  STAGE  ENTERPRISE  ACTIVITIES)
                           THROUGH  DECEMBER  31,  1999



                                                                 For the
                                                                 Period from
                                                                 December 2,
                                                                 1997
                                                                 (Date of
                                                                 Inception of
                                                                 Development
                                                                 Stage)
                                       For the       For the     to
                                      Year Ended    Year Ended   December 31,
                                         1998          1997      1998
                                     ------------  ------------  ------------
Revenues
  Sales                              $    10,264   $     6,890   $    17,154

Cost of goods sold                         3,425         2,372         5,797
                                     ------------  ------------  ------------

    Gross profit                           6,839         4,518        11,357
                                     ------------  ------------  ------------

Expenses
  General and administrative              78,731        12,087        90,818
  Depreciation and amortization            4,595         4,610         9,338
  Feed                                         -         1,455         1,455
                                     ------------  ------------  ------------

    Total Expenses                        83,326        18,152       101,611
                                     ------------  ------------  ------------

Net Loss                             $   (76,487)  $   (13,634)  $   (90,254)
                                     ============  ============  ============

Basic Earnings (Loss) Per Share      $      (.02)  $         -
                                     ============  ============

Weighted Average Shares Outstanding    4,306,438     3,550,000
                                     ============  ============



DERMALAY  INDUSTRIES,  INC.
(A  DEVELOPMENT  STAGE  ENTERPRISE)
STATEMENTS  OF  CHANGES  IN  SHAREHOLDERS'  EQUITY
FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998





              Common  Stock
     ----------------------
                                                                                              Deficit
                                                                                            Accumulated
                                                 Additional        Stock                    during the
                            Number of              Paid in     Subscriptions    Retained    Development
                              Shares    Amount     Capital      Receivable      Deficit        Stage        Total
                            ----------  -------  -----------  ---------------  ----------  -------------  ---------
Balance, December 31, 1997   3,550,000  $ 3,550  $     4,650  $            -   $    (360)  $          -   $  7,840

Contribution of capital              -        -       50,037               -           -              -     50,037

Net loss                             -        -            -               -           -        (13,634)   (13,634)
                            ----------  -------  -----------  ---------------  ----------  -------------  ---------

Balance, December 31, 1998   3,550,000    3,550       54,687               -        (360)       (13,634)    44,243

Contribution of capital              -        -       35,021               -           -              -     35,021

Issuance of stock           14,500,000   14,500       35,500               -           -              -     50,000

Common stock subscribed      1,350,000    1,350      133,650        (135,000)          -              -          -

Net loss                             -        -            -               -           -        (76,487)   (76,487)
                            ----------  -------  -----------  ---------------  ----------  -------------  ---------

Balance, December 31, 1999  19,400,000  $19,400  $   258,858  $     (135,000)  $    (360)  $    (90,121)  $ 52,777
                            ==========  =======  ===========  ===============  ==========  =============  =========



                                 DERMALAY  INDUSTRIES,  INC.
                            (A  DEVELOPMENT  STAGE  ENTERPRISE)
                                 STATEMENTS  OF  CASH  FLOWS
                   FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998
                      AND  FOR  THE  PERIOD  FROM  DECEMBER  2,  1997
          (DATE  OF  INCEPTION  OF  DEVELOPMENT  STAGE  ENTERPRISE  ACTIVITIES)
                               THROUGH  DECEMBER  31,  1999



                                                                                  For the
                                                                                  Period from
                                                                                  December 2,
                                                                                  1997
                                                                                  (Date of
                                                                                  Inception of
                                                                                  Development
                                                                                  Stage)
                                                        For the       For the     to
                                                       Year Ended    Year Ended   December 31,
                                                          1998          1997      1998
                                                      ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                            $   (76,487)  $   (13,634)  $   (90,254)
  Adjustments to reconcile net loss to net cash used
    by operating activities:
    Depreciation and amortization                           4,595         4,610         9,338
    Increase (decrease) in liabilities:
      Bank overdraft                                       (1,468)        1,468             -
      Accounts payable                                      1,001             -         1,001
    (Increase) decrease is assets:
      Inventory                                           (12,518)      (20,880)      (33,398)
      Prepaids                                                  -         5,530         5,530
                                                      ------------  ------------  ------------

Net Cash Used by Operating Activities                     (84,877)      (22,906)     (107,783)
                                                      ------------  ------------  ------------

CASH FLOWS USED BY INVESTING ACTIVITIES
  Purchase of equipment                                         -       (27,131)      (27,131)
                                                      ------------  ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Contributed capital                                      35,021        50,037        85,058
  Issuance of common stock                                 50,000             -        50,000
                                                      ------------  ------------  ------------

Net Cash Provided by Financing Activities                  85,021        50,037       135,058
                                                      ------------  ------------  ------------

Net Increase (Decrease) in Cash                               144             -           144

Cash at Beginning of Period                                     -             -             -
                                                      ------------  ------------  ------------

Cash at End of Period                                 $       144   $         -   $       144
                                                      ============  ============  ============

                            DERMALAY INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                             AND FOR THE PERIOD FROM
                     DECEMBER 2, 1997 (DATE OF INCEPTION OF
                    DEVELOPMENT STAGE ENTERPRISE ACTIVITIES)
                            THROUGH DECEMBER 31, 1999



NOTE  1  -  OPERATIONS  AND  BASIS  OF  PRESENTATION
            ----------------------------------------

The Company was incorporated on August 22, 1995 as a Nevada corporation under the name H. Herbig Land & Livestock Incorporated. From the date of incorporation to December 2, 1997 the Company had no significant operating activities. On December 2, 1997, the Company entered a purchase agreement with Mr. William E. Edwards to purchase the name Dermalay Industries, Inc., and inventory owned by Mr. Edwards in exchange for 2,550,000 shares of common stock. The Company is deemed to have entered the development stage effective December 2, 1997.

Since December 2, 1997, the Company has developed a business plan which includes raising capital to produce and build market awareness for the Company's products which consist of skin care products and sports creams produced from "Emu Oil". The Company has not had any significant operations to date, and is therefore considered to be in the development stage.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
            ----------------------------------------------

Use  of  Estimates
------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates

Earnings  (Loss)  per  Common  Stock  (SFAS  128)
-------------------------------------------------

Income (loss) per share of common stock is computed based on the weighted average number of shares outstanding. In accordance with SFAS 128 the Company's financial statements present basic earnings (loss) per common share. At December 31, 1999 and 1998, the Company did not have a complex capital structure.

Income  Taxes
-------------

The Company accounts for income taxes using the liability method, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

As of December 31, 1999, the Company had not experienced any significant operating activities. Accordingly, the Company had no liability for income taxes.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)
            ----------------------------------------------

Recent  Accounting  Pronouncements
----------------------------------

In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. The Company adopted SOP 98-5 on January 1, 1999.

Inventory
---------

Inventory is valued at the lower of cost or market. Cost is determined using the FIFO (first-in, first-out) method of inventory valuation.

Organization  Costs
-------------------

Organization  costs  are  being  amortized  over  a  five-year  period.


NOTE  3  -  RELATED  PARTY  TRANSACTIONS
            ----------------------------

All property and equipment of the Company was contributed by Mr. William E. Edwards, the Company's majority shareholder. The Company recorded the assets at fair market value on the date received.


NOTE  4  -  PROPERTY  AND  EQUIPMENT
            ------------------------

As discussed in Note 3, the Company's property and equipment was contributed by the majority shareholder. The contribution occurred on June 16, 1998. Depreciation expense will be recorded under the straight-line method over the remaining useful lives of the assets. The estimated useful life of the Company's property and equipment is three years. Property and equipment as of December 31, 1999 and 1998 are as follows:

                                                  1999               1998
                                      ----------------     --------------

Office  furniture  and  equipment     $        22,631     $        22,631
Ranch  equipment                                4,500               4,500
                                      ----------------    ---------------

                                               27,131              27,131
Less  accumulated  depreciation                 9,044               4,522
                                      ----------------    ---------------

                                      $        18,087     $        22,609
                                      ===============     ===============

NOTE  5  -  COMMON  STOCK
            -------------

During 1999, two officers and directors of the Company were granted 14,000,000 shares of common stock. This was a non-cash transaction.

Additionally, 1,350,000 shares of common stock were subscribed for a $35,000 receivable and $100,000 in future services.


NOTE  6  -  PRODUCT  AGREEMENTS
            -------------------

As discussed in Note 1, the Company's products consist of skin lotions and sports creams made from "Emu Oil". The Company does not own the patents or the exclusive rights on these products. The products are distributed and sold by the Company under the label Dermalay Industries, Inc.

                                       PART  III

ITEM  1.   INDEX  TO  EXHIBITS

2     Reorganization  Agreement  (not  applicable)

3.1   Articles  of  Incorporation  and  Amendments

3.2   By-Laws

4 Instruments defining the rights of holders (refer to exhibit 3)

9     Voting  Trust  agreement  (not  applicable)

10    Material  contracts:  Electronic  Commerce  Agreement

11 Statement re: Computation of per share earnings (not applicable)

16 Letter of change in certifying accountant (not applicable)

21    Subsidiaries  of  the  Registrant  (not  applicable)

24    Power  of  Attorney  (not  applicable)

27    Financial  Data  Schedule

99    Additional  Exhibits  (not  applicable)

                                      SIGNATURES

     Pursuant  to  the  requirements  of  Section  13 or 15(d) of the Securities
Exchange Act of 1934, the registrant has duly caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Dermalay  Industries,  Inc.


June  15,  2000                         /s/  William  E.  Edwards
                                        ----------------------------------------
---------------
                                        William  E.  Edwards,  Jr.
                                        Chairman  of  the  Board  and
                                        Chief  Executive  Officer


June  15,  2000                         /s/  Eric  Tate
                                        ----------------------------------------
---------------
                                        Eric  Tate,  Director


June  15,  2000                         /s/  William  Moton
                                        ----------------------------------------
---------------
                                        William  Moton,  Chief
                                        Financial  Officer